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                                     [LOGO]
                                     WALLACE
                             COMPUTER SERVICES, INC.

                                  NEWS RELEASE


For Immediate Release

Contact:  Brad Samson, Wallace
          708/449-8600

          Roy Wiley, Hill & Knowlton
          708/255-1200


          WALLACE COMPUTER SERVICES CHARGES MOORE AND RETO BRAUN WITH
                     VIOLATING SEC REGULATIONS CONCERNING
                        FALSE AND MISLEADING STATEMENTS


     Hillside, Ill.. --  September 25 -- Wallace Computer Services, Inc.(NYSE:
WCS )in a federal court filing today charged Moore Corporation Limited and its chairman and CEO with violating SEC proxy solicitation rules by making false and misleading statements about the future value of Wallace's common stock.
     In an amended complaint, Wallace said that statements made by Reto Braun, Moore chairman and CEO, that Wallace stock would plummet toward the low $40s if Moore withdrew its hostile tender offer "have no basis in fact and are false, misleading and coercive of Wallace stockholders."
     Braun made his charge in a letter to Wallace shareholders. The complaint noted that Braun failed to disclose that Wallace announced record financial results for fiscal 1995 after Moore made its offer. Analysts have raised their earnings projections for Wallace for fiscal 1996 by an average 18 percent in the past nine months.
     The complaint emphasized that the statements by Braun are "inherently speculative and misleading" and violate SEC Rule 14a-9 which prohibits false and misleading statements such as specific predictions of future market value of a company's stock.


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Add One Amend
     As previously reported, Wallace's Board of Directors determined that Moore's unsolicited hostile tender offer of $56 per share is inadequate and not in the best interests of shareholders, and that in light of the company's future prospects, interests of the stockholders will be best served by the company remaining an independent entity. The Board has recommend that stockholders not tender their shares.
     Wallace is one of the nation's largest manufacturers and distributors of information management products, services and solutions. Founded in Chicago in 1908, Wallace is headquartered in Hillside, Illinois with manufacturing, distribution and sales facilities throughout the United States.

                                     --30--

The participants in this solicitation include Wallace Computer Services, Inc. (the "Company") and the following directors of the Company: Theodore Dimitriou, Robert J. Cronin, Richard F. Doyle, Fred F. Canning, R. Darrell Ewers, William
N. Lane III, William E. Olsen and Neele E. Stearns, Jr. Employee participants may include Bruce D'Angelo, Michael O. Duffield, Michael R. Finger, Michael J. Halloran, Donald J. Hoffmann, Michael T. Leatherman, Michael M. Mulcahy, Michael
T. Quane, Wayne E. Richter, Bradley P. Samson and Teresa A. Sorrentino. All of the above persons are deemed to own beneficially less than 2% of the outstanding shares of Common Stock of the Company in the aggregate. For a description of interests of certain of the foregoing individuals in the solicitation, please see the Company's Solicitation/Recommendation Statement on Schedule 14D-9, which was publicly filed with the Securities and Exchange Commission and previously mailed to all of the Company's stockholders, the amendments thereto, and the Company's Proxy Statement dated October 7, 1994 for the Company's 1994 Annual Meeting of Stockholders.




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